March 13, 2012

Division of Corporation Finance
U. S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:             Ms. Tia L. Jenkins
                Mr. James Giugliano
Ms. Angela Halac
Mr. John Coleman

Re:	Pan American Goldfields Ltd.
Form 10-K for Fiscal Year Ended February 28, 2011
Filed June 13, 2011
Form 10-Q for Fiscal Quarter Ended November 30, 2011
Filed January 17, 2012
File No. 000-23561

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 28, 2012, to Mr. Miguel Di Nanno, President of Pan American Goldfields, Ltd. (the “Company”) regarding the Company’s Form 10-K for Fiscal Year Ended February 28, 2011, originally filed on June 13, 2011 (the “Form 10-K”), and its Form 10-Q for Fiscal Quarter Ended November 30, 2011, originally filed on January 17, 2012 (the “Form 10-Q”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended February 28, 2011

General

1.
We note your disclosure of drill indicated, measured, indicated, and inferred resources throughout your filing. Pursuant to paragraph (b)(5) of Industry Guide 7 only proven or probable may be disclosed in filings with the United States Securities and Exchange Commission. Please remove all estimates and associated values of mineralized materials until you have a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

Division of Corporation Finance
March 13, 2012
Page Two

RESPONSE:  In response to the Staff’s comment, the Company has removed all estimated and associated values of mineralized materials from the Form 10-K, and the Company acknowledges that such information should not be included in its future filings until it has a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

2.
Throughout your filing you refer to your company as a development stage company. Without a mineral reserve, your company must be in the exploration stage as defined by paragraph (a)(4)(i) of Industry Guide 7. Please revise your disclosure to ensure that investors understand the actual stage of your mineral related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration stage.

RESPONSE:  In response to the Staff’s comment, the Company has revised the Form 10-K to clearly state that it is in the exploration stage, and that it is not yet a development stage company as defined by paragraph (a)(4)(i) of Industry Guide 7.

3.	It appears the maps that are referenced in your disclosure have not been included in your filing. Please advise.

RESPONSE:  In response to the Staff’s comment, the Company has revised the Form 10-K to ensure that the maps referenced in the Form 10-K are clearly labeled and included in the filing.

Markets page 4

4.	Please remove all resources and reserves associated with properties that are not under your control.

RESPONSE:  In response to the Staff’s comment, the Company has removed all resources and reserves associated with properties that are not under the Company’s control.

Current Operations page 11

5.
We note that you sold concentrate during your fiscal year ended 2011. In an appropriate location of your filing, please provide disclosure regarding the tons and grade of mineralized materials processed, the tons and grade of your concentrate, the price received for your concentrate, and a brief overview of any agreements associated with the sale of your concentrate.

Division of Corporation Finance
March 13, 2012
Page Three

RESPONSE:  In response to the Staff’s comment, the Company has added disclosure regarding the concentrate mined and produced by MRT at the Cieneguita Project.  This information was provided to the Company by MRT pursuant to the terms of the development agreement between the parties.  The Company previously filed the development agreement with MRT, and associated agreements, with the Form 10-K.  Under the development agreement, MRT is responsible for mining, processing and selling the concentrate from the Cieneguita Project.  The Company is entitled to receive 20% of the net cash flows from MRT’s operations at the Cieneguita Project.  The Company does not have any direct agreement with any third party regarding the sale of concentrate from the Cieneguita Project.

6.
We note your reference to the addition a of a ball mill in this section of your disclosure. In an appropriate location of your filing, please provide a brief description of the age, details as to modernization, and physical condition of your plant and equipment pursuant to paragraph (b)(4) of Industry Guide 7. This information should also include your tailings facility.

RESPONSE:  In response to the Staff’s comment, the Company clarified that it entered into a development agreement with Minera Rio Tinto, S.A. de C.V. (“MRT”) in February 2009, and subsequently amended the development agreement in December 2009, to help the Company fund its exploration activities.  Under the development agreement, the Company authorized MRT to commence a small scale milling operation at the Company’s Cieneguita Project.  MRT has the right to mine the first 15 meters at the Cieneguita Project.  The Form 10-K discloses the Company’s right to 20% of the net cash flows from MRT’s mining operations at the Cieneguita Project.

The Company also disclosed that as of February 2011 MRT had installed the plant and equipment necessary to commence processing ore at a rate of 700 tons per day, including a ball mill and a tailings pond. The Company further disclosed that all the plant and equipment utilized by MRT at the Cieneguita Project were paid for and are owned by MRT.  Because MRT has a limited time on which to conduct operations at the Cieneguita Project (i.e., through December 31, 2012), the Company disclosed that MRT is utilizing used mining equipment that is generally more than 10 years old.  Under the development agreement, MRT is required to remove all of its equipment from the Cieneguita Project at the end of 2012.  As part of that obligation, MRT is required to remediate the tailings pond in accordance with applicable environmental laws by the end of 2012.

Division of Corporation Finance
March 13, 2012
Page Four

7.	We note your reference to a property royalty expense of $174,000. In an appropriate location of your disclosure please provide an overview of the royalties associated with your Cieneguita Property.

RESPONSE:  In response to the Staff’s comment, the Company clarified its disclosure in the Form 10-K regarding the royalties associated with its Cieneguita Property.  The property royalty expense of $174,000 was paid to Corporativo Minero based on the concentrated processed by MRT at the Cieneguita Project.

Cerro Delta Project page 19

8.
We note that you disclose the results of rock samples in regards to you Cerro Delta Project. When disclosing sample, analytical, or testing results please disclose the location and type of sample, the sample size, the sample intervals, the factors that could affect the accuracy of the data, and a summary of the type of analytical or testing procedures utilized.

RESPONSE:  In response to the Staff’s comment and in consideration of the exploration stage of the Cerro Delta Project, the Company removed the disclosure regarding the results of the rock samples from the Cerro Delta Project.  As the Company completes further exploration activities at Cerro Delta, it will provide the results of the rock samples in addition to the additional information listed by the Staff necessary to support the results of the rock samples.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 67

9.
We note from your disclosure throughout your Form 10-K that you have performed drilling and sampling at the Cieneguita Property and it has no known reserves. Please provide us with a detailed discussion to support your presentation of the mineral sales from this property as revenue. It appears this income should be presented as other income on your statements of operations as it appears to have been earned from sales of mineral encountered in the course of exploration and sampling and not because you have engaged in an effort towards commercial production.

Division of Corporation Finance
March 13, 2012
Page Five

RESPONSE:  In response to the Staff’s comment, the Company clarified its disclosure that the revenues it earned and reported resulted from mining operations at the Cieneguita Property under its development agreement with MRT.  Because the revenues earned by the Company are the result of the extraction and sale of minerals from the Cieneguita Property, and not incidental income related to the Company’s exploration activities, the Company believes that the classification of these transactions as revenues rather than other income is appropriate.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

General

10.
We note your signature page and your certifications do not contain specific dates as of when they were signed. Please file an amended Form 10-Q, including all required items and exhibits, with a currently-dated signature page and certifications.

RESPONSE:  As requested by the Staff, the Company has filed an amended Form 10-Q, including all required items and exhibits, with a currently-dated signature page and certifications.

Acknowledgement:

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of these filings, please advise us at your earliest convenience.  You may reach me at
(858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker
Partner